Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated March 13, 2008 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid statute. If Purchaser becomes aware of any valid statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such statute. If, after such good faith effort Purchaser cannot comply with any such statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Morgan Stanley & Co. Incorporated, the Dealer Manager, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

Take-Two Interactive Software, Inc.

at

$26.00 Net Per Share

by

EA08 Acquisition Corp.

a wholly-owned subsidiary of

Electronic Arts Inc.

EA08 Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Electronic Arts Inc., a Delaware corporation (“Electronic Arts”), is offering to purchase all issued and outstanding shares of common stock, par value $.01 per share (the “Shares”), of Take-Two Interactive Software, Inc., a Delaware corporation (“Take-Two”), for $26.00 net per share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, APRIL 11, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) there having been validly tendered and not withdrawn before the expiration of the Offer at least that number of Shares, which, together with the Shares then owned by Electronic Arts and its subsidiaries (including Purchaser), represents at least a majority of the total number of Shares outstanding on a fully-diluted basis, (2) Purchaser being satisfied, in its sole discretion, that the restrictions on business combinations with interested stockholders set forth in Section 203 of the General Corporation Law of the State of Delaware are inapplicable to the Offer and the Merger (as defined below), (3) Take-Two having entered into a merger agreement with Electronic Arts and Purchaser providing for the consummation of the Offer and the Merger on terms satisfactory to Electronic Arts and Purchaser in their reasonable judgment, including representations and warranties that are reasonably satisfactory to Electronic Arts and Purchaser and are not subject to any exceptions that reflect facts, circumstances or conditions that would result in a failure to satisfy any other condition to the Offer (the “Merger Agreement Condition”) and (4) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The Offer is also subject to certain other conditions contained in “The Offer—Section 14—Conditions of the Offer” of the Offer to Purchase.

As disclosed in Take-Two’s proxy statement for its annual meeting of stockholders to be held on April 10, 2008, Take-Two has submitted to its stockholders a proposal to amend Take-Two’s Incentive Stock Plan to increase the number of shares reserved for issuance under that plan by 2,000,000 shares and to permit the issuance of awards under such plan to consultants, including 1,500,000 shares of restricted stock to ZelnickMedia Corporation (“ZelnickMedia”). Take-Two’s

agreements with ZelnickMedia provide that if such shares of restricted stock are issued to ZelnickMedia, at least 780,000 of such shares would vest as a result of Purchaser’s purchase of Shares pursuant to the Offer. In the event that the stockholders of Take-Two approve this proposal, Purchaser intends to amend the Offer to reduce the offer price to $25.74 net per share. This reduction to the per share offer price reflects, assuming a current Take-Two capitalization as described in “Introduction” to the Offer to Purchase, the reallocation of the aggregate price payable by Purchaser in the Offer and the Merger that would need to be made assuming 780,000 shares of restricted stock of Take-Two that would be issued to ZelnickMedia pursuant to the aforementioned agreements would vest and not be forfeited upon Purchaser’s purchase of Shares pursuant to the Offer (and that the aggregate amount to be paid by Purchaser in the Offer and the Merger is the same whether or not such shares are issued). If such an amendment is made, Purchaser will extend the Offer to the extent required by Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, Take-Two. The Offer, as the first step in the acquisition of Take-Two, is intended to facilitate the acquisition of all issued and outstanding Shares. If the Offer is consummated, Electronic Arts and Purchaser intend, as soon as practicable after consummation of the Offer, to have Electronic Arts, Purchaser or another direct or indirect wholly-owned subsidiary of Electronic Arts consummate a second-step merger or similar business combination with Take-Two (the “Merger”). At the effective time of the Merger, each then outstanding Share (other than Shares held by Electronic Arts and Purchaser, shares held in the treasury of Take-Two, shares held by subsidiaries of Take-Two, if any, and shares held by Take-Two stockholders who have not tendered shares in the offer and who properly seek appraisal for their Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware) would be canceled and converted automatically into the right to receive an amount in cash per share equal to the highest price per share paid by Purchaser pursuant to the Offer, without interest (and less any applicable withholding taxes). Upon consummation of the Merger, Take-Two would be a wholly-owned subsidiary of Electronic Arts.

Electronic Arts is seeking, and intends to continue to seek, to negotiate the acquisition of Take-Two, and the Offer is subject to the Merger Agreement Condition. Subject to applicable law, Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased and the offer price), including for purposes of negotiating or entering into a merger agreement with Take-Two. If requested by Take-Two, any such merger agreement may contemplate the termination of the Offer. In the event that Electronic Arts, Purchaser and Take-Two enter into a merger agreement that requires that the Offer be terminated, the Shares would, upon consummation of such merger, be converted into the right to receive the consideration provided for in such merger agreement.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to U.S. Bank National Association, the Depositary for the Offer, of Purchaser’s acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the share certificates representing such Shares or timely confirmation of the book-entry transfer of such Shares (if such procedure is available), into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in “The Offer—Section 3—Procedure for Tendering Shares” of the Offer to Purchase, (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in “The Offer—Section 2—Acceptance for Payment and Payment” of the Offer to Purchase) in connection with a book-entry transfer, and (3) any other documents required by the Letter of Transmittal. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser’s obligation to make such payment shall be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest on the purchase price for Shares be paid by the Purchaser regardless of any extension of the Offer or by reason of any delay in making such payment. Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

“Expiration Date” means 12:00 midnight, New York City time, on Friday, April 11, 2008, unless and until Purchaser, in its sole discretion, shall have extended the period during which the Offer is open, in which case Expiration Date shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Subject to the applicable rules and regulations of the Securities and Exchange Commission, Purchaser expressly reserves the right (but will not be obligated), in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. Any such extension of the Offer will be followed as promptly as practicable by public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Purchaser currently has no intention of making available a “subsequent offering period” (within the meaning of Rule 14d-11 under the Exchange Act), but has the right to do so under Rule 14d-11.

If Purchaser extends the Offer or if Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares, or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in “The Offer—Section 4—Withdrawal Rights” of the Offer to Purchase.

If any tendered Shares are not purchased under the Offer for any reason, or if share certificates are submitted representing more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered pursuant to the book-entry transfer procedures set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase, such Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

Except as otherwise provided below, tenders of Shares under the Offer are irrevocable. Shares tendered under the Offer may be withdrawn at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after May 11, 2008 (or such later date as may apply if the Offer is extended).

For a withdrawal to be effective, a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the book-entry transfer procedures as set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the expiration of the Offer by following any of the procedures described in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be binding on all parties.

A request is being made to Take-Two for use of Take-Two’s stockholder lists and security position listings for the purpose of disseminating the Offer to stockholders. Upon compliance by Take-Two with this request and receipt of these lists or listings from Take-Two, the Offer to Purchase, the Letter of Transmittal and all other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Take-Two’s stockholders lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares by Purchaser.

The receipt of cash in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Stockholders should consult their own tax advisors about the particular effect the proposed transactions will have on their Shares.

The information required to be disclosed by Rule 14d-6(d)(1) of the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Neither this Notice, the Offer to Purchase nor the Offer referred to herein and therein constitutes a solicitation of proxies in connection with any matter to be considered at Take-Two’s 2008 annual meeting of stockholders scheduled to be held on April 10, 2008. Neither Electronic Arts nor Purchaser is soliciting or intends to solicit, proxies in respect of any matter to be considered at Take-Two’s 2008 annual meeting.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent and copies will be furnished promptly at Purchaser’s expense.

The Information Agent for the Offer is:

Georgeson

199 Water Street, 26th Floor

New York, NY 10038

Banks and Brokerage Firms Please Call: (212) 440–9800

All Others Please Call Toll Free: (800) 213–0473

The Dealer Manager for the Offer is:

Morgan Stanley

1585 Broadway

New York, NY 10036

Call Toll Free: (877) 247-9865

March 13, 2008